Exhibit 99.(a)(7)

Dear Employee:

ValueClick is conducting a voluntary stock option repurchase program for all eligible employees who have unvested stock options with an exercise price equal to or above $25.66 per share that were granted during 2007.  Through this program, you may elect to sell all of your eligible options back to the Company for a cash payment in the range of $0.82 to $1.23 per share.  The documents posted on this website, and which you received via email, describe this program in detail, including its risks and benefits.  Please review these documents carefully before making your decision of whether to participate in the program.

Once you have read the accompanying documents, please click on the “Respond to Survey” button below to respond to this offer.  Through this survey, you will be able to electronically elect to participate in the program or change a previous election that you have made.  This offer will remain open until 11:59 P.M., PACIFIC DAYLIGHT TIME, on September 24, 2008 (or, if we extend the offer period, we will specify a later date).  You may return to this survey to make your initial election, or you may return and change your election, anytime prior to the offer expiration time.

If you have any questions regarding this offer, please refer to the accompanying offering documents or contact Michael Chandler at mchandler@valueclick.com or via phone at (818) 575-4773.

Thank you for responding.  If you wish to participate in the option repurchase program or change an election you previously made, you must acknowledge that you have read and understand the accompanying offer documents.  If you do not wish to participate, please indicate such below.

a)                    I have read and understand the offer documents and wish to either 1) accept the option repurchase offer, or 2) withdraw a previous election to participate.

b)                   I do not wish to participate in the program at this time.

Page 3 if a) selected on Page 2

Please indicate your Election below and click the “Next” button.

a)                    ACCEPT OFFER - I confirm that I wish to electronically submit my Letter of Transmittal to ValueClick, hereby electing to participate in the repurchase offer dated August 26, 2008, with respect to all of my eligible options.

b)                   WITHDRAW PREVIOUS ELECTION TO PARTICIPATE - I confirm that I wish to electronically submit my Election Withdrawal Notice to ValueClick, hereby electing to withdraw my previous election to participate in the program.

c)                    I do not wish to participate at this time.

Final Page

Thank you. Your response will be accepted and logged once you click the “Finish” button.  If you wish to change your election at any time prior to the expiration of the offer (September 24, 2008), please return to take this survey again.  If you have any questions regarding this website or the option repurchase program, please type your question in the box below and someone will respond to you shortly; or contact Michael Chandler at mchandler@valueclick.com or at (818) 575-4773.